                                                        Filed by ViroLogic, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                       Subject Company: ACLARA BioSciences, Inc.
                                                   Commission File No. 000-29975

In connection with the merger, ViroLogic, Inc. ("ViroLogic") will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a joint proxy statement of ACLARA BioSciences, Inc. ("ACLARA") and ViroLogic for a meeting of ACLARA's stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic's stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic's certificate of incorporation. The registration statement will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic's and ACLARA's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic's or ACLARA's directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic's officers and directors is included in ViroLogic's 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA's officers and directors is included in ACLARA's 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

On June 1, 2004, ViroLogic and ACLARA conducted an investment community conference call that was simultaneously webcast. Attached is the transcript from the conference call:

                                                                Final Transcript





[CCBN STREETEVENTS LOGO]

CCBN STREETEVENTS CONFERENCE CALL TRANSCRIPT

VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER

EVENT DATE/TIME: JUN. 01. 2004 / 10:00AM ET
EVENT DURATION: N/A





CCBN StreetEvents  streetevents@ccbn.com  617.603.7900   www.streetevents.com  1
--------------------------------------------------------------------------------
(C) 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


CORPORATE PARTICIPANTS

KATHY HIBBS
ViroLogic - VP & General Counsel

BILL YOUNG
ViroLogic - Chairman & CEO

TOM KLOPACK
ACLARA - CEO & Director

CONFERENCE CALL PARTICIPANTS

JARRED COHEN
J.M.Cohen & Co - Analyst

SEAN MCKENNA
Merrimen - Analyst

SHARON SEILER
Punk, Zeigel & Co - Analyst

GENE WEBBER
Webber Capital Mgmt - Analyst

MICHAEL MULLIN
BBS Biotech - Analyst

BILL FUSCO
Stone & Youngburg - Analyst

STEPHEN TAN
Analyst

NED BROKAW
Deutsche Bank - Analyst

PRESENTATION

OPERATOR

Welcome to the ViroLogic and ACLARA merger conference. My name is Caitlin and I will be your coordinator today. At this time all participants are in a listen-only mode. We will, however, be facilitating a question-and-answer session at the end of the conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference call is being recorded for replay purposes. I would like to now turn the presentation to your host, Ms. Kathy Hibbs, Vice President and General counsel. Please go ahead.

KATHY HIBBS - VIROLOGIC - VP & GENERAL COUNSEL

Good morning. Investors and security holders are advised to read the joint proxy statement and prospectus regarding the proposed merger when it becomes available. It will contain important information. Investors may obtain a free copy of the joint proxy statement and prospectus when available and other documents filed by ViroLogic and ACLARA at the Securities and Exchange Commission's website at www.SEC.gov. The joint proxy and prospectus statement and such other documents may also be obtained when available from ViroLogic and ACLARA by directing such a request to either company's Investor Relations.

ViroLogic and ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests at ViroLogic or ACLARA's directors and executive officers have in the proposed merger will be available in the joint proxy statement and prospectus. Information regarding ViroLogic officers and directors is included in ViroLogic's 10-K-A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA's officers and directors is included in ACLARA's 10-K-A filed with the Securities and Exchange Commission on April 29, 2004. These materials are available free of charge at the Securities and Exchange Commission website and from ViroLogic and ACLARA.

During the course of this conference call we will state our beliefs and make projections and other forward-looking statements regarding future events and in the future, financial performance of both ViroLogic and ACLARA, including statements relating to revenue growth, expectations of testing products and actions designed to continue to grow a patient testing revenue; anticipation of cash resources upon the completion of the merger, the ability of the combined companies to create a leader in molecular diagnostics for personalized medicine in oncology and infectious disease.


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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


The size of the oncology testing opportunity and the approval of new targeted therapeutics requiring individual patient testing and the timing of completion and the likelihood of stockholder approval of the merger. We wish to caution you that such statements are just projections, and subject to risks and uncertainties and other factors that may cause actual events or results to differ materially. These risks and uncertainties include, but are not limited to risks related to the inability to obtain or meet conditions in for governmental or other regulatory approvals of the merger, including the approval by stockholders of the company. The risk that ViroLogic and ACLARA's businesses will not be integrated successfully, risks related to any uncertainties surrounding the merger and the costs related to the merger.

The risks that the Company's products may not perform in the same manner as indicated in this discussion, whether the combined company successfully conducts clinical trials and successfully introduces new products, risks related to the commercialization of ACLARA's eTag assay system, risks related to the implementation of ViroLogic's distribution agreement with Quest, whether others introduce competitive products, the risk that the combined companies' products for patient testing may not continue to be accepted, or that increased demand from drug development partners may not develop as anticipated.

The risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the timing of pharmaceutical company clinical trials; whether payers will authorize reimbursement for its products; whether the FDA or any other agency will decide to regulate the combined companies' products or services; whether the combined company will encounter problems or delays in automating its processes; whether intellectual property underlying the ViroLogic phenosensetechnology and the ACLARA eTag System is adequate. The ultimate validity and enforceability of the Company's patent applications and patents, the possible infringement of the intellectual property of others and whether licenses to third party technology will be available and whether the combined company is able to build brand loyalty and expand revenue.

We refer you to ViroLogic and ACLARA's publicly filed SEC disclosure document, including our most recently filed form 10-Q for a detailed description of the risk factors affecting our businesses and other important factors that could cause our actual material results to differ materially from our projections and other forward-looking statements. I will now turn the call over to Bill Young, Chairman and CEO of ViroLogic.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Good morning, everyone. With me this morning is Tom Klopack, CEO of ACLARA BioSciences. This is an important and exciting day for ViroLogic, announcing our definitive merger agreement with ACLARA, we're taking a major step towards establishing ViroLogic as an industry-leading company, developing and commercializing advanced molecular diagnostics for personalized medicine focused on oncology and infectious diseases. The combined company will leverage ViroLogic's commercial laboratory business and innovative technology with ACLARA's proprietary molecular assay platform known as the eTag System.

With the benefit of technological and operational synergies and substantial financial resources, the combined company will seek to rapidly exploit the large emerging market opportunity for molecular testing. There are four key reasons for ViroLogic to combine with ACLARA. First, the strategic merger allows ViroLogic to further build on its substantial franchise. Over the last five years we've invested over $100 million to develop commercial laboratory capacity, extensive drug development collaborations and a revenue stream with our patient testing and pharma businesses. We believe this combination gives us even greater confidence in our ability to continue our momentum beyond 2004.

Second, we believe we believe that together we can create an exciting new company with increased product and market prospects. Specifically, we will initially address the need to bring personalized medicine to more than one million new solid tumor cancer patients in the U.S. each year. We intend to create new products that will allow us to tackle the exploding field of targeted therapeutics and molecular diagnostics for cancer.

Third, ACLARA has a robust platform technology, the eTag System, that will serve to expand our research capabilities to address cancer, infectious diseases and inflammation disorders as well as other serious diseases.

Four, the combination provides substantial cash resources to ensure that we will be able to bring the benefit of personalized medicine to many more patients. We expect to have approximately 75 million when the merger closes after transaction and integration costs.

As many of you are aware, ViroLogic has built a pioneering and leading position in HIV resistance testing, which assists physicians to determine which HIV drugs are effective for a patient's virus. We have built a highly sophisticated and efficient commercial infrastructure to support the industry's most comprehensive line of drug resistance tests, including PhenoSense HIV, GeneSeq and our novel combination assay PhenoSense GT.

Over the last four years, our revenues have steadily grown while we optimized our operations. We are affirming our full year revenue guidance before the inclusion of ACLARA's revenues of 42 to 47 million. Operating results for the merged businesses are expected to benefit from the elimination of duplicate facilities and overhead costs and the streamlining of laboratory, clinical and commercial infrastructure. We believe we will have the infrastructure product focus and financial resources to strategically


                                                                               3
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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


and rapidly exploit this large emerging market opportunity for molecular testing.

We see the practice of oncology developing in a parallel fashion to help doctors evolve treatment for HIV patients. Increasingly, cancer patients like HIV patients today will receive more combination therapies or drug cocktails, and doctors will use patient-specific diagnostic testing to help determine an individual's therapy regimen and manage their care.

With the addition of ACLARA's powerful technology platform, our efforts will first be focused on expanding our collaborations with pharmaceutical companies to provide clinical testing services for the development of new cancer agents. Much like we've done in the area of infectious disease we then expect to expand our offerings to include a broad array of patient testing products and services to aid physicians in the treatment of cancer.

Our collaborations with major pharmaceutical companies and established relationships with leading national distributors and payors will be critical to commercializing products and services derived from the eTag technology.

Let me spend a few minutes describing the versatility, sensitivity and robustness of ACLARA's eTag System, which in our view is among the most promising on the horizon to address the emerging field of cancer diagnostics. The eTag System is easy to use. It requires only a very small amount of biological sample. Tests can be performed directly on cell lysates to culture to primary cells as well as fresh, frozen and formal and fixed paraffin embedded clinically derived tissue samples. This is an industry standard for storing patient samples.

ETag assays can be easily fermented to identify many different molecular markers or biomarkers simultaneously. The eTag System is designed to enable clinicians and researchers to gain a critical understanding of a protein complex interactions that form the basis of a cell signaling network and pathway biology. These biomarkers are critical to understanding the likely course of an individual's disease pathology.

We believe that pharmaceutical and biotech companies are increasingly embracing the concept of the role of personalized medicine and enhancing their targeted therapeutic programs. The benefits of easily and economically identifying quality biomarker expression in new drug development in those programs are substantial. These include more efficient clinical trials with a higher probability of successful completion and drugs that can be prescribed for particular patients based on the identification of markers in those patients that are predictive of responses to that drug.

Moreover we have just begun to see the advent of personalized medicine in oncology. Currently there are five targeted therapies that are FDA approved, Herceptin, Gleevec, Iressa Erbitux and Avastin. And there are dozens more in advanced clinical testing. Over one million new cases of solid tumor cancer are diagnosed each year and we believe that over 400,000 of these patients are put on drug therapy. Accordingly there is a very substantial number of patients for whom targeted therapies could represent a significant advance in treatment options.

We, therefore, have an unusual opportunity to incorporate ACLARA's strong technology platform to build on our proven business model and apply our commercial infrastructure and experience to market that affect up to ten times as many patients as we currently address. As we have already demonstrated in HIV testing, our goal in oncology is to become the partner of choice with cancer diagnostics. We believe our existing revenue stream and commercial laboratory investment combined with ACLARA's technical and financial resources will allow us to execute on this plan and establish a new company with enormous potential for success and value creation for both companies stockholders.

We are also now in a much stronger position to evaluate other critical technologies and products that can enhance and expand our future market and growth opportunities. Let me turn now to the details of the proposed merger. Each outstanding share of ACLARA common stock will be exchanged for 1.7 shares of ViroLogic common stock and 1.7 contingent value rights. The common stock portion of the consideration equals $4.78 cents per share of ACLARA, based on ViroLogic's closing price of $2.81 per share on May 28. In addition to receiving shares of ViroLogic common stock, the CVR provides for potential cash payment to ACLARA stockholders of up to 85 cents per ACLARA share depending on the level of ViroLogic's stock price twelve months following the completion of the merger.

Based on last Friday's closing price of ViroLogic stock, the value of the stock portion of the transaction is approximately 180 million excluding any contribution from the CVR. The transaction which is structured as a tax-free reorganization with respect to the shares of ViroLogic to be issued in the transaction for federal income tax purposes, is subject to the approval of the stockholders of both ViroLogic and ACLARA, as well as regulatory approvals and satisfaction of other closing conditions. The directors and executive officers of both companies have agreed to vote in favor of the merger.

We anticipate the closing will occur by the fourth quarter of 2004. As stated in the press release all operations for the new company will be headquartered in South San Francisco, California, the current headquarters of ViroLogic. Operations at ACLARA's Mountain View facilities are expected to be transitioned to South San Francisco upon approval and completion of the merger. I will continue as CEO and Chairman of the newly merged company. John Mendlein and Tom Baruch current ACLARA board members will join the ViroLogic Board of Directors.


                                                                               4
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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


Finally, before passing the call over to Tom Klopack, CEO of ACLARA let me finish by saying that we are very excited about this merger because it provides us what we needed to make personalized medicine a reality for even more patients suffering from serious life-threatening diseases beyond HIV. With that, Tom, let me pass the call to you to share your thoughts on the combined company.

TOM KLOPACK - ACLARA - CEO & DIRECTOR

Thanks, Bill. I agree that this combination is a great opportunity for cancer patients, as well as the stockholders of both ACLARA and ViroLogic. We're excited about the promise of our eTag technology and we believe that this strategic combination and the strengths of both ACLARA and ViroLogic will accelerate its true potential. Moving forward, we believe we are building a stronger company by increasing our ability to develop products in the area of personalized medicine. By joining forces with ViroLogic, ACLARA stockholders will become part of a product focused company with revenues derived from both patient testing in pharmaceutical markets.

Together we have the commercial infrastructure, innovative technology and financial strength to better address the requirements of pharmaceutical companies trying to develop more effective treatments as well as address the needs of patients, doctors and payors. As we did our due diligence, it was evident to us that ACLARA and ViroLogic complement each other from a cultural and scientific standpoint. We both believe in high-quality science, development of our people and strong business performance building shareholder value.

All of us involved in this transaction are excited about the product and technology opportunities it creates. We believe that with the personnel and expertise to navigate the market, the regulatory process and the world of scientific discovery and the resources to advance its programs, we are creating a company with uncommon value and strength across all of aspects of its business. I would now like to turn the call back to Bill.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Thanks, Tom. Before I open the call for questions, let me just review one more time the reasons why we believe this merger makes so much sense. The merger leverages ViroLogic's already established laboratory infrastructure, pioneering knowledge and key pharma and lab relationships to create a leading company harnessing the power of molecular diagnostics to provide personalized medicine to many more patients and physicians.

The eTag System provides a powerful platform from which we believe we can further grow ViroLogic's revenue, create new products and expand into large markets, particularly oncology. Together we believe we will have the financial resources to address these expanded opportunities. I'd like to take this opportunity to thank the stockholders of both companies who have been supportive of our separate efforts to develop franchises in personalized medicine. Together we believe we can enhance both businesses and create increased value for both ViroLogic and ACLARA stockholders.

Thanks for joining us today. Now I would like to ask the operator to open the call for questions.

QUESTION AND ANSWER

OPERATOR

(OPERATOR INSTRUCTIONS) Jarred Cohen of J.M. Cohen and Company.


JARRED COHEN - J.M.COHEN & CO - ANALYST

Just two questions. One, will you be able to use your existing manufacturing facility to do whatever processing of eTag you need to do? Because of your manufacturing, or I am using the wrong terminology, but do you get the synergies that way?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Let me answer that. We have a certified CLIA laboratory here in South San Francisco that provides all of the testing services for our drug resistance business for HIV, and we will leverage that facility infrastructure and talented people who operate it for clinical trial work with the eTag System, and ultimately patient care, as well.

JARRED COHEN - J.M.COHEN & CO - ANALYST

Do have to have any type of approval to be able to do that? Or since the facility has been approved for on the HIV side, it is not a big deal?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

We have the basic approvals, but each specific test will require a specific ACLARA approval and we are very good at getting those and we will do that. (multiple speakers) the assays are also validated.

JARRED COHEN - J.M.COHEN & CO - ANALYST

Second question. How many shares on or about will be outstanding after the transaction takes place?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

There will be about 115 million shares outstanding.

JARRED COHEN - J.M.COHEN & CO - ANALYST

Okay, and third question, what type of synergies -- I know its too early to talk about -- do you see in terms of -- I guess your existing operating costs breakeven or your operating costs in order to break even are running around $9 million, and I guess ACLARA has about operating costs about 47 or something like that. You think you will be able to get somewhere around 20 or 30 percent operating cost efficiencies once the transaction takes place?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Of course, we are going to get the full benefit merging two public companies into one, so there will be significant savings from the point of view of only having one public companies from the administration side of things. We do have a laboratory and many relationships with drug companies that we will build on. We also will consolidate facilities here and South San Francisco. So I think there will be a significant savings, particularly going forward where ACLARA individually would have had to invest in all of the things that are here at ViroLogic in order to proceed their business.

JARRED COHEN - J.M.COHEN & CO - ANALYST

Thank you very much.


OPERATOR

Sean McKenna of Merriman.


SEAN MCKENNA - MERRIMAN - ANALYST

Congratulations. Bill, I have a couple of questions. The first one, you had mentioned sort of near the beginning of the call something about new guidance. Are you providing that at this time? And can you give us an idea of possibly what we might see in terms of revenues. That is the first thing and sort of related to that would there be -- is there any product that you are mutually focused on kind of getting out this year that would affect that?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

First of all, we are not putting out new guidance. We are just reaffirming our existing guidance of 42 to 47 million for the basic ViroLogic business before inclusion of any potential revenue from ACLARA. And ACLARA revenue is going to be dependent at least for the rest of this year on pharmaceutical and biotech partnerships, of which there is a number underway and being discussed. And as we do the integration planning over the next few months we will have a better sense to what that looks like. And so that is the way we are approaching that, is basically the answer to that question.

SEAN MCKENNA - MERRIMAN - ANALYST


                                                                               6
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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


Great. And a couple more, if I might, Bill. Secondly, with respect to the capacity that is currently at your facility, do you expect that that's going to be adequate for the next couple of years? Are you going to actually, are you going to need to build that out even if you plan on consolidating the operations?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

We think the basic capacity here will handle at least a twofold increase in revenue from ViroLogic's basic business. Part of what we will be doing over the next two or three months will be planning for facilities for ACLARA's technology but from what I've seen so far and looking at what is done down at Mountain View, it won't require a significant amount of physical space to be able to work that in quite handily. And ACLARA's technology has the advantage of a very short turnaround time, one to two days, so we have quite a robust potentially efficient technology at hand here.

Actually the answer to your other question, the answer to the second part is our first goal will be to focus on pharma drug development partnerships, and we will be working on and have already developed patient testing potential products around the EGF receptor pathway and other pathways that are currently under development. So those EGF receptor family will be probably the first individual patient testing pathway to go.

SEAN MCKENNA - MERRIMAN - ANALYST

That segues nicely into my final question, which is do you see the strategically -- I mean are you looking to drive the patient testing from the opportunities you see in the drug development side of the business, or could you comment on that? You actually had just mentioned patient testing right now. So I guess I am kind of curious as to strategically which one influences the other. Do you focus on building out the pharma relationships first and then get the patient testing from that those products, or how does that work?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

That is actually the way it does work. There is a huge amount of synergy -- I think oncology is going to be very much like it has been in HIV between the drug development work that we do, working with all of the large players in that business and what we learned how we go about the patient testing side and what the important products are. So both will be important in oncology, and the drug development activity comes first typically in these things.

SEAN MCKENNA - MERRIMEN - ANALYST

Okay. Thanks a lot, guys.


OPERATOR

Sharon Seiler of Punk, Zeigel and Co.


SHARON SEILER - PUNK, ZEIGEL & CO - ANALYST

Good morning, congratulations, it sounds like a nice deal. I was wondering and you touched on this in the answer to the previous question, if you could just outline for us what are the products that ACLARA currently has in development and can you give us some timelines for when those might actually be commercialized.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

I am going to turn that one over to Tom.

TOM KLOPACK - ACLARA - CEO & DIRECTOR

Sure, let me talk about that. Right now we believe that the eTag technology is the only technology available if we look at protein complexes in active pathways in real human tissue samples. These are formal and fixed paraffin embedded tissue samples, the same samples that are, or the same way the format that our deep tissue samples are prepared and stored for patients today. The ability to look at those allows us to understand which pathways are active in individual patients. And therefore if the target is available, that a particular target of cancer therapies been developed for, target is available in the patient, a strong hypothesis is that the targeted therapy will work in that patient.

We currently have developed over 50 assays or EGF receptor pathway, we're working with a variety of pharma and biotech customers along those lines. We anticipate the first products offered to patients for patient care through directly to doctors would be in that pathway, and we're working on additional pathways like VEGF and PDGF. In terms of timing we will be working timing on introducing those products through a CLIA basis, through a CLIA lab over the next several months as we develop the details. Right now we got a variety of discussions ongoing with leading pharma and biotech companies and work in collaborations around these pathways and currently drugs they have in the clinic.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

One interesting thing, too, is the technology is I think going to find some use in the HIV world, particularly looking at those cell interactions with the virus. So it is a tool that has not really been available so far. It is well known that the host factor plays a significant role in HIV pathogenesis and we want to use it there, as well.


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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


OPERATOR

Gene Webber (ph) of Webber Capital Management.


GENE WEBBER - WEBBER CAPITAL MGMT - ANALYST

It is Gene Webber, of Webber Capital Management, I am an ACLARA shareholder. Congratulations on the deal and Tom, I guess this is directed more to you. The ASCO Show is in new Orleans this week and what does that mean for you guys at the show, are you going to make an announcement of the deal? Are you going to have seminars or maybe you can just fill me in a little bit on that.

TOM KLOPACK - ACLARA - CEO & DIRECTOR

We are going to have several of our SAB (ph) members, Dr. David Agus (ph) out of Cedar Sinai (ph), Dr. Carlos Ortiega (ph) join us to answer some questions. We will talk about this technology; we will have a separate investor meeting that will be Monday morning at 7 a.m., you will see an announcement specifically on that. That will be out in the next day or so. And the SAB members will join us to answer questions and discuss the technology and uses for it in cancer.

GENE WEBBER - WEBBER CAPITAL MGMT - ANALYST

Okay, thank you.


OPERATOR

Drew (indiscernible).


UNIDENTIFIED SPEAKER

Just wanted to know what the process was for the two companies getting together? Who contacted whom? And I have a second question.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Actually, if I can remember that far back I actually contacted Tom and had dinner one night months ago and talked about what we might do together. We actually started in a more commercial framework and it became obvious after a couple conversations that we had a lot of synergies together, and things moved forward from there.

TOM KLOPACK - ACLARA - CEO & DIRECTOR

Just to add to that, I think we were seeing a very big opportunity looking at cancer diagnostics with targeted medications coming out. And the ability to be able to take those medications that have relatively low affectivity in the general population and be able to target them to individuals, both in clinical trials and in the broader treatment population. As we started looking at the infrastructure we would have to put in place to go after that kind of business it was pretty daunting, frankly, and as Bill and I were talking about what ViroLogic had done in the area of HIV, they have built literally that infrastructure over the last five years. So the synergies, as Bill stated, started to become pretty obvious. A lot of similarities in where we think cancer is going; to where HIV has been (inaudible).

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Just to add to that, if you looked at ViroLogic's mission actually since at least the last five years, we've talked about expansion of the idea of personalized medicine and to oncology and other diseases, so it has been certainly on our radar screen for all that time.

UNIDENTIFIED SPEAKER

Okay, and just as far as for ACLARA the two customers you have, have you contacted them? What do you think their response is a positive for them?

TOM KLOPACK - ACLARA - CEO & DIRECTOR

We will be contacting them today after this call. We believe that their response will be pretty positive. This, if anything, offers more capability.

UNIDENTIFIED SPEAKER

Is the deal conditioned upon any of those two customers staying with you?

TOM KLOPACK - ACLARA - CEO & DIRECTOR

No.


UNIDENTIFIED SPEAKER

Okay.


OPERATOR

Michael Mullin of BB Biotech


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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


MICHAEL MULLIN - BBS BIOTECH - ANALYST

My question has been asked. Thank you.


OPERATOR

Bill Sisco (ph) of Stone and Youngburg (ph).

BILL SISCO - STONE & YOUNGBURG - ANALYST

Morning, gentlemen, congratulations. Bill, I just want to ask you concerning the price that is being paid how did your bankers and yourselves arrive at the determination of the appropriate price given the somewhat subjective nature of the future synergistic leverage of products?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Obviously we had assistance from our banker, Lazard, and looking at the future value of the business based on future projections and product streams and what we thought we could reasonably do with the technology in this opportunity and use those methods to value the overall transaction.

BILL SISCO - STONE & YOUNGBURG - ANALYST

Is it fair to assess it as more subjective than objective at this point?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

I think it was reasonably objective.

BILL SISCO - STONE & YOUNGBURG - ANALYST

And that is based on current proven technology, or is it based on assumptions around certain technologies and/or the ability to access the cash that will now be available in the combined company?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

When you do an evaluation you value from different angles -- comparable companies, business models, similar transactions. All those go into the calculation of what value is, including discounted cash flow of future revenues. And we used really all those methods to triangulate what fair price for the company would be an arrived at that conclusion. Actually all the methods pointed at pretty much the same direction.

BILL SISCO - STONE & YOUNGBURG - ANALYST

Are there any further payments that are to be made after the merger or during the course of the merger that or actually should be after because you already mentioned that you thought the combined company would have 75 million, I believe, in cash. Is there any -- are there any further payments that are scheduled to be made for ACLARA?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

No, the only addition is these contingent value of rights, which are issued 1.7, of them are issued for each ACLARA share. And they pay between zero and 50 cents per contingent value rights or 85 cents per ACLARA share depending on ViroLogic stock price twelve months after the close.

BILL FUSCO - STONE & YOUNGBURG - ANALYST

Right, but there's no joint venture -- or not joint venture but there's no pharma payments to ACLARA that will come down the road based on certain milestones?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Well ACLARA has, I will let Tom comment on this also, ACLARA has a number of development partner discussions ongoing, which I'm sure some of which will come through over the next period of time. Maybe Tom can comment on it a little bit.

TOM KLOPACK - ACLARA - CEO & DIRECTOR

We have collaborative deals with a variety of companies, but as Bill said, we (inaudible) going on with another set of companies. Those will benefit the combined shareholders, not specifically ACLARA shareholders, if I understand your question correctly.

BILL FUSCO - STONE & YOUNGBURG - ANALYST

Right. I just wondered if there are any scheduled payments based on milestones.


TOM KLOPACK - ACLARA - CEO & DIRECTOR

No, not at the moment.


BILL FUSCO - STONE & YOUNGBURG - ANALYST

Okay. Thank you.


OPERATOR


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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


Sean McKenna with Merriman.

SEAN MCKENNA - MERRIMAN - ANALYST

At the beginning of the call you had mentioned Gleevec (ph) receptive in a vast (inaudible) I didn't catch the other two drugs.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

(multiple speakers) and Erbitux.


SEAN MCKENNA - MERRIMAN - ANALYST

So it is only four?


BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

There are five, actually. And Herceptin is another one. So there are five targeted drug (multiple speakers).

SEAN MCKENNA - MERRIMEN - ANALYST

Gleevec, Herceptin, Avastin, Erbitux?


BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

And Iressa.


SEAN MCKENNA - MERRIMEN - ANALYST

Okay, I am sorry, you broke up in that last (inaudible).

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

The last drug you are looking for is Iressa.

SEAN MCKENNA - MERRIMEN - ANALYST

Okay, great, thanks a lot.

OPERATOR

Stephen Tan (ph) of (indiscernible).

STEPHEN TAN ANALYST

This is directed more to Tom, I guess. Do you provide any guidance as to (inaudible) ongoing financials? Top line?

TOM KLOPACK - ACLARA - CEO & DIRECTOR

We have not commented -- no, we have not provided guidance on our top line. And the primary reason for that is as I think Bill said earlier, the top line certainly through this year is very dependent on large pharmaceutical deals, and we just don't comment on the timing of those deals. As we have said I think before we have a number of those discussions ongoing and in process.

STEPHEN TAN ANALYST

Okay, great. Thanks.


OPERATOR

(OPERATOR INSTRUCTIONS) Ned Brokaw (ph) of Deutsche Bank.

NED BROKAW - DEUTSCHE BANK - ANALYST

Just kind of curious as to the timing of this transaction given the nature of ACLARA's business model, which is one where they have to go cut these deals. Why do you feel that you needed to do a transaction now? Why not a year from now?

TOM KLOPACK - ACLARA - CEO & DIRECTOR

I think now is the appropriate time primarily because this is the moment where development of products for drug development activity and ultimately, of course, personal therapy guidance is needed to be started. And the technology exists, the assays exist but not in the format or in the high throughput mode that can be used for either of those business opportunities. So for both of us this is really the moment to come together, and move forward as quickly as we can with real products.

NED BROKAW - DEUTSCHE BANK - ANALYST

So I guess the follow-up to that is that in terms of whatever earning power and cash flows you're going to have this year certainly we're going to take some dilution in the merger here so to the extent that folks that were looking for a cash flow earnings ramp here are somewhat disappointed. What assurances do we have that going forward will make that up in the ensuing years; we really don't have that do we?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO


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VLGC - VIROLOGIC AND ACLARA BIOSCIENCES ANNOUNCE MERGER


I think what you can see from my perspective and I think from Tom's also is that HIV market is probably 100 to $150 million potential for resistance testing. The oncology market is ten times that, and we are going to be a major player in that field and I think rapidly develop products that will help patients in the same way we did with HIV. We know how to do it because we've done it once in the HIV area. So I think shareholders are looking at a much greater value long term with this kind of action.

TOM KLOPACK - ACLARA - CEO & DIRECTOR

Also just to amplify what Bill just said, the cancer market for targeted therapeutics is really forming right now and the ability to move quickly and establish leadership position as more drugs enter the market; as concerns about drug efficacy or various (inaudible) and the cost of very expensive drugs becomes (inaudible). If you look at the Wall Street Journal today, you will see an article on targeted therapeutics; we think the time is right now to get out in front of it.

OPERATOR

Gene Webber of Webber Capital Management.


GENE WEBBER - WEBBER CAPITAL MGMT - ANALYST

You had mentioned earlier in the call that directors and officers have approved the transaction. Can you give us any indication of what percent of the votes that represents on both sides?

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

I think it's about 5 percent.

GENE WEBBER - WEBBER CAPITAL MGMT - ANALYST

That's on the ACLARA side or the ViroLogic.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

That's both sides.


GENE WEBBER - WEBBER CAPITAL MGMT - ANALYST

Okay. Thank you.


OPERATOR

Sharon Seiler of Punk, Zeigel and Company.


SHARON SEILER - PUNK, ZEIGEL & CO - ANALYST

My question was answered.


OPERATOR

Sir, that was the final question so I will hand the call back to you.

BILL YOUNG - VIROLOGIC - CHAIRMAN & CEO

Thank you very much. Thanks everyone for participating on today's conference call. I want to outline a few upcoming events if you missed them, just so that you have them noted and can see when they are going to occur. ACLARA will be hosting an investor briefing at ASCO in New Orleans on Monday, June 7th, at 7 AM Eastern time at the Embassy Suites Hotel and it will also be webcast. Two leading researchers and members of ACLARA's SAB David Agus, Research Director of the Lewis (ph) Warshaw Prostate Cancer Center at Cedar Sinai, Assistant Professor of Medicine at UCLA. And Carlos Arteaga, Professor of Medicine in Cancer Biology and Director of the best cancer research program at Vanderbilt School of Medicine will participate.

In addition members of ACLARA's scientific team will describe the eTag technology (inaudible) to personalized medicine for oncology and Tom and I will both be there. Also I will be chairing a panel entitled "Making Personalized Medicine Reality" at BIO 2004 in San Francisco on June 8th, at 4 PM Pacific time. Sharat Singh, ACLARA's Chief Technical Officer will be one of the panelists along with Jeanette Whitcomb, ViroLogic's Vice President of Operations.

And lastly ViroLogic and its scientific and clinical collaborators will also be presenting many studies regarding the benefit of its comprehensive array toward resistance essays and database for patient management and drug development at the 13th International Workshop on HIV drug resistance June 8th through the 12th in the Canary Islands. So we look forward to seeing many of you in the coming days and weeks, during these meetings and conferences and looking forward to spending some time with many of you individually over the next couple of weeks. Thanks for your time. Talk to you soon.

OPERATOR

Ladies and gentlemen, that concludes your program. You may now disconnect.


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